UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Symbotic Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87151X101

(CUSIP Number)

Richard B. Cohen

c/o Symbotic Inc.

200 Research Drive

Wilmington, MA 01887

Telephone: (978) 284-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Richard B. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 209,875,898 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 209,875,898 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,875,898 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 163,355,074 shares of Class V-3 common stock held of record by The RBC 2021 4 Year GRAT, of which Richard B. Cohen is trustee, (ii) 41,549,600 shares of Class V-3 common stock held of record by RJJRP Holdings, Inc., of which Richard B. Cohen is the President and Chief Executive Officer, and (iii) 4,971,224 shares of Class V-3 common stock held of record by the Richard B. Cohen Revocable Trust, of which Richard B. Cohen is trustee. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock into Class A common stock, resulting in a total of 260,540,044 shares of Class A common stock outstanding (which reflects the sum of (x) 50,664,146 shares of Class A common stock outstanding as of June 7, 2022 and (y) 209,875,898 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock). Based on the total of 528,441,744 shares of the Issuer’s common stock outstanding as of June 7, 2022 (including (i) 50,664,146 shares of Class A common stock, (ii) 60,844,573 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 39.7% of the Issuer’s total outstanding Class A common stock on a fully diluted basis as of June 7, 2022.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The RBC 2021 4 Year GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 163,355,074 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 163,355,074 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,355,074
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of shares of Class V-3 common stock held of record by The RBC 2021 4 Year GRAT. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of The RBC 2021 4 Year GRAT. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock into Class A common stock, resulting in a total of 214,019,220 shares of Class A common stock outstanding (which reflects the sum of (x) 50,664,146 shares of Class A common stock outstanding as of June 7, 2022 and (y) 163,355,074 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock). Based on the total of 528,441,744 shares of the Issuer’s common stock outstanding as of June 7, 2022 (including (i) 50,664,146 shares of Class A common stock, (ii) 60,844,573 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 30.9% of the Issuer’s total outstanding Class A common stock on a fully diluted basis as of June 7, 2022.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS RJJRP Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,549,600 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,549,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,549,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of shares of Class V-3 common stock held of record by RJJRP Holdings, Inc. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position as President and Chief Executive Officer of RJJRP Holdings, Inc. and his ownership interest therein. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock into Class A common stock, resulting in a total of 92,213,756 shares of Class A common stock outstanding (which reflects the sum of (x) 50,664,146 shares of Class A common stock outstanding as of June 7, 2022 and (y) 41,549,600 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock). Based on the total of 528,441,744 shares of the Issuer’s common stock outstanding as of June 7, 2022 (including (i) 50,664,146 shares of Class A common stock, (ii) 60,844,573 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 7.9% of the Issuer’s total outstanding Class A common stock on a fully diluted basis as of June 7, 2022.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Richard B. Cohen Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,971,224 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,971,224 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,971,224
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of shares of Class V-3 common stock held of record by the Richard B. Cohen Revocable Trust. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of the Richard B. Cohen Revocable Trust. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock into Class A common stock, resulting in a total of 55,635,370 shares of Class A common stock outstanding (which reflects the sum of (x) 50,664,146 shares of Class A common stock outstanding as of June 7, 2022 and (y) 4,971,224 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock). Based on the total of 528,441,744 shares of the Issuer’s common stock outstanding as of June 7, 2022 (including (i) 50,664,146 shares of Class A common stock, (ii) 60,844,573 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 0.9% of the Issuer’s total outstanding Class A common stock on a fully diluted basis as of June 7, 2022.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Perry Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,938,126 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,938,126 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,938,126 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 3,938,126 shares of Class V-3 common stock held of record by the Reporting Person. The Reporting Person exercises all voting and dispositive power of such shares. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock into Class A common stock, resulting in a total of 54,602,272 shares of Class A common stock outstanding (which reflects the sum of (x) 50,664,146 shares of Class A common stock outstanding as of June 7, 2022 and (y) 3,938,126 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock). Based on the total of 528,441,744 shares of the Issuer’s common stock outstanding as of June 7, 2022 (including (i) 50,664,146 shares of Class A common stock, (ii) 60,844,573 shares of Class V-1 common stock, and (iii) 416,933,025 shares of Class V-3 common stock), the Reporting Person beneficially owns 0.7% of the Issuer’s total outstanding Class A common stock on a fully diluted basis as of June 7, 2022.

Item 1.  Security and Issuer.

The title and class of equity securities to which this statement on Schedule 13D (“Schedule 13D”) relates are the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation, whose principal executive offices are located at 200 Research Drive, Wilmington, MA 01887.

Item 2. Identity and Background.

(a)

This Schedule 13D is filed jointly by (i) Richard B. Cohen, (ii) RJJRP Holdings, Inc., (iii) The RBC 2021 4 Year GRAT, (iv) the Richard B. Cohen Revocable Trust and (v) Perry Cohen (collectively, the “Reporting Persons”). Richard B. Cohen is the sole trustee of The RBC 2021 4 Year GRAT and the Richard B. Cohen Revocable Trust. Richard B. Cohen is the sole shareholder and the President and Chief Executive Officer of RJJRP Holdings, Inc. Perry Cohen is Richard B. Cohen’s son.

(b)	The principal business address of each Reporting Person is c/o Symbotic Inc., 200 Research Drive, Wilmington, MA 01887.

(c)	Richard B. Cohen, a natural person, is the Chairman of the Board of Directors and the President and Chief Product Officer of the Issuer.

RJJRP Holdings, Inc., a Delaware corporation, is principally engaged in the business of holding and managing investments in the securities of the Issuer and other companies.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer, as applicable, of RJJRP Holdings, Inc. (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

The RBC 2021 4 Year GRAT is a trust established under the laws of New Hampshire for the benefit of Richard B. Cohen and has an address of c/o Symbotic Inc., Attention: Richard B. Cohen, 200 Research Drive, Wilmington, MA 01887.

The Richard B. Cohen Revocable Trust is a trust established under the laws of New Hampshire for the benefit of Richard B. Cohen and his immediate family members, and has an address of c/o Symbotic Inc., Attention: Richard B. Cohen, 200 Research Drive, Wilmington, MA 01887.

Perry Cohen, a natural person, is currently employed as the Founder and Executive Director of The Venture Out Project.

(d)-(e)

During the last five years preceding the date of this filing, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Richard B. Cohen and Perry Cohen are citizens of the United States. RJJRP Holdings, Inc., The RBC 2021 4 Year GRAT and the Richard B. Cohen Revocable Trust are organized in the jurisdiction set forth in Item 2(c).

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported herein were received as consideration in connection with the Business Combination (as defined below).

Business Combination

On December 12, 2021, SVF Investment Corp. 3 (“SVF” and, after the Domestication as described below, “Symbotic”, the “Company” or the “Issuer”), a Cayman Islands exempted company incorporated with limited liability, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Warehouse Technologies LLC, a New Hampshire limited liability company (“Warehouse”), Symbotic Holdings LLC, a Delaware limited liability company (“Symbotic Holdings”) and Saturn Acquisition (DE) Corp., a Delaware corporation and wholly owned subsidiary of SVF (“Merger Sub”).

On June 7, 2022, as contemplated by the Merger Agreement and the Agreement and Plan of Merger, dated December 12, 2021, by and between Warehouse and Symbotic Holdings (the “Company Merger Agreement”), Warehouse merged with and into Symbotic Holdings, with Symbotic Holdings surviving the merger (“Interim Symbotic”). Immediately following such merger, on June 7, 2022, as contemplated by the Merger Agreement, SVF filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SVF was transferred by way of continuation from the Cayman Islands and domesticated as a Delaware corporation, changing its name to “Symbotic Inc.” (the “Domestication”). Immediately following the Domestication of SVF, on June 7, 2022, as contemplated by the Merger Agreement, Symbotic, Symbotic Holdings, Warehouse and Merger Sub consummated the business combination contemplated by the Merger Agreement, whereby:

•

Merger Sub merged with and into Interim Symbotic (the “Merger” and, together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Interim Symbotic surviving the merger as a subsidiary of Symbotic (“OpCo”);

•

at the effective time of the Merger (the “Effective Time), OpCo entered into the Second Amended and Restated Limited Liability Company Agreement of Symbotic Holdings LLC (the “Second A&R LLC Agreement”), which, among other things, provided that Symbotic will be the managing member of OpCo, and

•

at the Effective Time, each common unit of Interim Symbotic that was issued and outstanding immediately prior to the Effective Time was converted into the right to receive (x) a number of common units in OpCo (“OpCo Units”), which OpCo Units entitle the holder to the distributions, allocations and other rights under the Second A&R LLC Agreement, and an equal number of either shares of Class V-1 common stock, par value $0.0001, of Symbotic (“Symbotic Class V-1 Common Stock”) or shares of Class V-3 common stock, par value $0.00015, of Symbotic (“Symbotic Class V-3 Common Stock”), and (y) the contingent right to an aggregate of 20,000,000 OpCo Units and an equal number of shares of Symbotic Class V-1 Common Stock (or such other shares or other securities into which such OpCo Units and/or the Symbotic Class V-1 Common Stock are converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time) (each such OpCo Unit and paired share of Class V-1 Common Stock, an “Earnout Interest”), in each case, as set forth in the Merger Agreement.

As a result of the Business Combination, the Reporting Persons received in the aggregate 213,814,024 OpCo Units and an equal number of shares of Symbotic Class V-3 Common Stock. In addition, the Reporting Persons have the contingent right to receive up to 9,603,182 Earnout Interests upon the achievement of certain triggering events relating to the volume weighted average stock price of the Issuer.

Symbotic’s organization structure following the Business Combination is commonly referred to as an “Up-C” structure, and the mix of consideration received reflects the implementation of such structure. Certain of the Reporting Persons are also entitled to receive additional future consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement as described in Item 6 below.

Unit Purchase

On December 12, 2021, in connection with the execution of the Merger Agreement, the Company, Warehouse, Symbotic Holdings and certain affiliated entities and trusts of Richard B. Cohen and his family members entered into a Unit Purchase Agreement (the “Unit Purchase Agreement”), pursuant to which the Company agreed to purchase from such affiliated entities and trusts a certain number of OpCo Units as set forth therein following the closing of the Merger (the “Closing”) but on the date of the Closing (the “Closing Date”).

On June 7, 2022, following the Closing, the Company consummated the purchase of 30,000,000 OpCo Units (the “Purchase Units”) from RJJRP Holdings, Inc., an affiliated entity of Richard B. Cohen, at a price of $10.00 per OpCo Unit, for an aggregate purchase price paid by the Company of $300,000,000. An equal number of shares of Symbotic Class V-3 Common Stock were automatically and simultaneously transferred to the Company and cancelled in connection therewith.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Unit Purchase Agreement, included with this Schedule 13D as Exhibit 2 and Exhibit 3, respectively, and incorporated herein by reference.

Item 4. Purpose of Transaction.

The response to Item 6 of this Schedule 13D is incorporated into this Item 4 by reference.

Richard B. Cohen serves as the Chairman of the Board of Directors, President and Chief Product Officer of the Issuer, and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the lock-up contained in the A&R Registration Rights Agreement described in Item 6 of this Schedule 13D and the Issuer’s insider trading policy, the Reporting Persons may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Class A Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Class A Common Stock, Class V-1 Common Stock or Class V-3 Common Stock now owned or hereafter acquired by him to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act, in each case, as appropriate for the personal circumstances of the Reporting Persons.

In addition to the foregoing, the Reporting Persons may engage in discussions from time to time with other members of the Issuer’s management and/or Board of Directors and/or with other shareholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing shareholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of any discussions referenced above), such actions as they deem appropriate in respect thereof, including proposing or considering, or changing their intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)-(b)

The Reporting Persons are in the aggregate beneficial owners of 213,814,024 shares of Class V-3 Common Stock, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to be in the aggregate the beneficial owners of 80.8% of the Class A Common Stock, calculated based on the percent of Class A Common Stock the Reporting Persons would hold in the aggregate assuming the conversion of all of each Reporting Person’s shares of Class V-3 Common Stock into shares of Class A Common Stock, resulting in a total of (i) 264,478,170 shares of Class A Common Stock outstanding (which reflects the sum of (x) 50,664,146 shares of Class A Common Stock outstanding as of June 7, 2022 and (y) 213,814,024 shares of Class A Common Stock issuable on conversion of the Reporting Person’s Class V-3 Common Stock). Based on the total of 528,441,744 shares of the Issuer’s common stock outstanding as of June 7, 2022 (including (i) 50,664,146 shares of Class A Common Stock, (ii) 60,844,573 shares of Class V-1 Common Stock, and (iii) 416,933,025 shares of Class V-3 Common Stock), the Reporting Persons collectively beneficially own in the aggregate 40.5% of the Issuer’s total outstanding common stock as of June 7, 2022.

RJJRP Holdings, Inc. is the record holder of 41,549,600 shares of Class V-3 Common Stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by RJJRP Holdings, Inc. by virtue of his position as President and Chief Executive Officer of RJJRP and his ownership interest therein.

The RBC 2021 4 Year GRAT is the record holder of 163,355,074 shares of Class V-3 Common Stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by The RBC 2021 4 Year GRAT by virtue of his role as sole trustee of the trust.

The Richard B. Cohen Revocable Trust is the record holder of 4,971,224 shares of Class V-3 Common Stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by the Richard B. Cohen Revocable Trust by virtue of his role as sole trustee of the trust.

Perry Cohen is the record holder of 3,938,126 shares of Class V-3 Common Stock. Perry Cohen exercises full voting and dispositive power over the shares of which he is the owner of record. Based on the nature of their relationship, Perry Cohen and Richard B. Cohen, who share a familial relationship, may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The Reporting Persons expressly disclaim the existence of any shared voting or dispositive powers between Perry Cohen and any of the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

To the Reporting Persons’ knowledge, except as disclosed in Schedule A, none of the Covered Persons directly owns any Common Shares; however, because each Covered Person is a director or executive officer of one or more Reporting Persons, each Covered Person may be deemed to be the beneficial owner of the Common Shares beneficially owned by the Reporting Person(s) for which they each serve as director or executive officer. Each of the Covered Persons hereby disclaims beneficial ownership of any Common Shares and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a “group” for Section 13(d) purposes.

(c)

Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in the Issuer’s common stock during the past 60 days.

(d)

Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Tax Receivable Agreement

On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, the Issuer, OpCo and each of the other members of OpCo (the “TRA Holders”), including certain Reporting Persons, entered into that certain Tax Receivable Agreement (the “Tax Receivable Agreement”).

Pursuant to the Tax Receivable Agreement, the Issuer will generally be required to pay the TRA Holders 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that the Issuer actually realizes (or are deemed to realize in certain circumstances) in periods after the Closing as a result of (i) the existing tax basis in certain assets of OpCo that is allocable to the relevant OpCo Units, (ii) any step-up in tax basis in OpCo’s assets resulting from (a) certain purchases of OpCo Units (including the purchases of the Purchase Units pursuant to the Unit Purchase Agreement), (b) future exchanges of OpCo Units for cash or shares of Class A Common Stock, (c) certain distributions (if any) by OpCo and (d) payments under the Tax Receivable Agreement, and (iii) tax benefits related to imputed interest deemed to be paid by the Issuer as a result of payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) the Issuer exercises its early termination rights under the Tax Receivable Agreement, (ii) the Issuer experiences certain changes of control (as described in the Tax Receivable Agreement) or (iii) the Issuer breaches any of the Issuer’s material obligations under the Tax Receivable Agreement, the Issuer’s obligations under the Tax Receivable Agreement may accelerate and we could be required to make a lump-sum cash payment to each TRA Holder equal to the present value of all future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Issuer’s future taxable income.

Payments under the Tax Receivable Agreement will generally be made pro rata among all TRA Holders entitled to payments on an annual basis to the extent the Issuer has sufficient taxable income to utilize the increased depreciation and amortization deductions. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense will not be determined until such time as the financial results for the year in question are known and tax estimates prepared, which typically occurs within 90 days after the end of the applicable calendar year. The Issuer expects to make payments under the Tax Receivable Agreement, to the extent they are required, within 125 days after its federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to SOFR plus 100 basis points from the due date (without extensions) of such tax return.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Tax Receivable Agreement, included with this Schedule 13D as Exhibit 4, and incorporated herein by reference.

Registration Rights Agreement

On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, the Issuer, SVF Sponsor III (DE) LLC (the “Sponsor”), certain legacy directors of the Issuer, and certain directors, officers and stockholders of the Issuer (the “Registration Rights Holders”), including certain Reporting Persons, entered into that certain Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”).

Pursuant to the A&R Registration Rights Agreement, the Issuer will agree to file a shelf registration statement with respect to the Registrable Securities (as defined in the A&R Registration Rights Agreement) held by the Registration Rights Holders within 45 days of the date of the A&R Registration Rights Agreement. Up to three times in any 12-month period, certain of the Symbotic Equityholders (as defined in the A&R Registration Rights Agreement) and the Sponsor (including their respective permitted transferees) may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the shelf registration statement, so long as the total offering price is reasonably expected to exceed $25,000,000. The A&R Registration Rights Agreement provides for customary “demand” and “piggyback” registration rights. The A&R Registration Rights Agreement provides that the Issuer will pay certain expenses relating to such registrations and indemnify the equityholders party thereto against certain liabilities.

Further, each of the Reporting Persons, along with certain other Symbotic Equityholders, agrees that it will not transfer any OpCo Units (or shares of the Class A Common Stock received in exchange therefor) for one year after the Closing Date, subject in each case to exceptions set out in the A&R Registration Rights Agreement. Notwithstanding this provision, the Symbotic Equityholders and their respective permitted transferees may make transfers during the lock-up period: (i) to Symbotic’s or Symbotic Holdings’ officers or directors, any affiliate or family member of any of Symbotic’s or Symbotic Holdings’ officers or directors; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; or (v) if otherwise permitted under the Second A&R LLC Agreement; provided, however, that in the case of clauses (i) through (v), any such permitted transferees must enter into a written agreement agreeing to be bound by the foregoing transfer restrictions.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement, included with this Schedule 13D as Exhibit 5, and incorporated herein by reference.

Second Amended and Restated Limited Liability Company Agreement of OpCo

On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, Symbotic, OpCo and each of the other members of OpCo entered into the Second A&R LLC Agreement, which, among other things, appointed Symbotic as the managing member of OpCo. The operations of OpCo, and the rights and obligations of its unitholders, including the following redemption rights, are set forth in the Second A&R LLC Agreement.

Following the Closing, each OpCo Unit may be redeemed by the holder thereof for shares of Class A Common Stock (or an equivalent amount in cash, at the option of the Issuer, subject to the provisions of the Second A&R LLC Agreement) at a value equal to the arithmetic mean of the volume-weighted average price of a share of the Class A Common Stock for the full five trading days immediately prior to the redemption date, subject to certain exceptions. Upon such redemption, a number of shares of the Class V-3 Common Stock or Class V-1 Common Stock, as applicable, equal to the number of the redeemed OpCo Units, will be transferred to the Issuer and cancelled by the Issuer.

In addition, the Issuer generally will have the right to require, in connection with a change of control of the Issuer, each OpCo unitholder to effect a redemption of all or a portion of such member’s OpCo Units together with an equal number of shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, pursuant to which such units and such shares will be exchanged for shares of Class A Common Stock (or economically equivalent cash or securities of a successor entity).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Second A&R LLC Agreement, included with this Schedule 13D as Exhibit 6, and incorporated herein by reference.

R. Cohen Side Letter

On December 12, 2021, in connection with Warehouse’s entry into an Investment and Subscription Agreement with Walmart Inc. (“Walmart”), Richard B. Cohen entered into a side letter with Walmart (the “Side Letter”), pursuant to which, so long as Richard B. Cohen is the beneficial owner of any equity interests of Warehouse, only during the Build Out Phase (as defined in the Second Amended and Restated Master Automation Agreement, dated as of May 20, 2022 (the “MAA”), by and among Walmart, Symbotic LLC and Warehouse), Richard B. Cohen shall, among other things:

•

provide Walmart with a written notice in the event Richard B. Cohen or any member of the Cohen Group (as defined in the MAA) or, to the actual knowledge of Richard B. Cohen, any other current or future owner of interests in OpCo or its subsidiaries, determines to explore strategic alternatives that would reasonably be expected by Richard B. Cohen to result in a sale of 25% or more of the voting power of the then-issued and outstanding capital stock of Symbotic LLC (a “Substantial Sale”) or a change of control of Symbotic LLC, or receives a bona fide written offer or proposal from a third party with respect thereto;

•

to the extent not in conflict with or breach or violation of applicable law (including fiduciary duties), not enter into a definitive agreement with respect to such Substantial Sale or change of control without having provided Walmart a certain period of prior notice, or otherwise limit his or their ability (including through the imposition of a break-up fee) to pursue a Substantial Sale to Walmart or change of control of Symbotic LLC with Walmart during such period;

•

if Richard B. Cohen or any other member of the Cohen Group or, to the actual knowledge of Richard B. Cohen, any other current or future owner of interests in OpCo or its subsidiaries, begins a process to explore strategic alternatives that would reasonably be expected by Richard B. Cohen to result in a Substantial Sale by Richard B. Cohen or any member of the Cohen Group or a change of control of Symbotic LLC, then, in good faith and to the extent not in conflict with or breach or violation of applicable law (including fiduciary duties), allow Walmart to participate therein on substantially similar terms and conditions applicable to all other third party participants in such process, including with respect to the application of criteria of inclusion or exclusion in such process; and

•	provide Walmart written notice of the consummation of a Substantial Sale by Richard B. Cohen or any member of the Cohen Group or a change of control of Symbotic LLC within four business days thereof.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Side Letter, included with this Schedule 13D as Exhibit 7, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated as of June 17, 2022, by and among the Reporting Persons.

2	Agreement and Plan of Merger, dated as of December 12, 2021, by and among SVF Investment Corp. 3, Warehouse Technologies LLC, Symbotic Holdings LLC and Saturn Acquisition (DE) Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Symbotic Inc. on December 13, 2021).

3	Unit Purchase Agreement, dated as of December 12, 2021, by and among SVF Investment Corp. 3, Warehouse Technologies LLC, Symbotic Holdings LLC, RJJRP Holdings, Inc., RBC 2021 4 Year GRAT (U/A March 31, 2021) and RBC Millennium Trust (U/A June 19, 2000) (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Symbotic Inc. on December 13, 2021).

4	Tax Receivable Agreement, dated as of June 7, 2022, by and among Symbotic Inc., Symbotic Holdings LLC and certain members of Symbotic Holdings LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

5	Amended and Restated Registration Rights Agreement, dated as of June 7, 2022, by and among Symbotic Inc., SVF Sponsor III (DE) LLC, certain legacy directors of SVF Investment Corp. 3, and certain directors, officers and stockholders of Symbotic Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

6	Second Amended and Restated Limited Liability Agreement of Symbotic Holdings LLC, dated as of June 7, 2022 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

7*	Side Letter, dated as of December 12, 2021, between Richard B. Cohen and Walmart Inc.

*

Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2022

RICHARD B. COHEN

By:	/s/ Richard B. Cohen
	Name:	Richard B. Cohen
	Title:	Richard B. Cohen, Individually

RJJRP HOLDINGS, INC.

By:	/s/ Richard B. Cohen
	Name:	Richard B. Cohen
	Title:	President and Chief Executive Officer

THE RBC 2021 4 YEAR GRAT

By:	/s/ Richard B. Cohen
	Name:	Richard B. Cohen
	Title:	Trustee

RICHARD B. COHEN REVOCABLE TRUST

By:	/s/ Richard B. Cohen
	Name:	Richard B. Cohen
	Title:	Trustee

PERRY COHEN

By:	/s/ Perry Cohen
	Name:	Perry Cohen
	Title:	Perry Cohen, Individually

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing Schedule 13D filed on this date with respect to the beneficial ownership by the undersigned of the Class V-3 common shares of Symbotic Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k) and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filings. The parties to this Joint Filing Agreement acknowledge that each shall be responsible for the timely filing of the Schedule 13D and any such amendments thereto, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making the filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 17, 2022

RICHARD B. COHEN

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: Richard B. Cohen, Individually

RJJRP HOLDINGS, INC.

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President and Chief Executive Officer

THE RBC 2021 4 YEAR GRAT

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen Title: Trustee

RICHARD B. COHEN REVOCABLE TRUST

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: Trustee

PERRY COHEN

By:	/s/ Perry Cohen
Name: Perry Cohen
Title: Perry Cohen, Individually

SCHEDULE A

The name, present principal occupation or employment, business address, citizenship and beneficial interests in the Issuer of each of the directors and officers of RJJRP Holdings, Inc. are set forth below.

Name	Present Principal Occupation or Employment	Present Principal Business Address	Citizenship	Beneficial Interests in the Issuer

Richard B. Cohen	President, Chief Executive Officer, and Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	*

Janet Cohen	Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(1)

Kevin McNamara	Treasurer, Chief Financial Officer, and Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA

Perry Cohen	Director of RJJRP Holdings, Inc.; Founder and Executive Director, The Venture Out Project	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	*

Joseph P. Toce Jr.	Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(2)

David Ladensohn	Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(3)

William M. Boyd III	Secretary & Executive Vice President of RJJRP Holdings, Inc.; Chief Strategy Officer of the Issuer.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(4)

Julie Drake	Assistant Treasurer of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA

Bryan T. Granger	Assistant Secretary & Senior Vice President of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA

*	Beneficial interests reported in this Schedule 13D.

(1)

To the knowledge of the Reporting Persons, pursuant to the Schedule 13D filed by Janet Cohen on June 7, 2022, Ms. Cohen exercises shared voting and dispositive power over 175,402,713 common shares of the Issuer.

(2)

To the knowledge of the Reporting Persons, Joseph P. Toce Jr. may be deemed to have shared voting and dispositive power over 2,624,110 common shares of the Issuer by virtue of his role as trustee for certain trusts.

(3)

To the knowledge of the Reporting Persons, pursuant to the Schedule 13D filed by David A. Ladensohn on June 7, 2022, Mr. Ladensohn exercises shared voting and dispositive power over 200,574,991 common shares of the Issuer.

(4)

To the knowledge of the Reporting Persons, pursuant to the Form 4 filed by William M Boyd III on June 7, 2022, Mr. Boyd may be deemed to exercise voting and dispositive power over 735,388 common shares of the Issuer.

Exhibit 7

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

EXECUTION VERSION

December 12, 2021

Side Letter

Reference is made to (i) that certain Amended and Restated Master Automation Agreement, dated as of January 29, 2019, as amended by Amendment No. 1, dated September 23, 2020, and Amendment No. 2, dated April 30, 2021 (as may be amended or otherwise modified in accordance with its terms, including upon entry of the Second Amended and Restated Master Automation Agreement expected to be entered into by the parties thereto, the “MAA”), among Walmart Inc. (“Walmart”), Symbotic LLC (“Symbotic”) and Warehouse Technologies LLC (“Warehouse Technologies”) and (ii) the Investment and Subscription Agreement entered into on December 12, 2021 (as may be amended or otherwise modified in accordance with its terms, the “Investment Agreement”), among Walmart and Warehouse Technologies. Capitalized terms not defined in this letter agreement (this “Letter Agreement”) shall have the meaning set forth in the MAA.

In connection with, and as a condition to, the execution of the Investment Agreement, and in anticipation of the entry into the Second Amendment and Restated Master Automation Agreement by the parties thereto, Richard B. Cohen (“Cohen”) and Walmart hereby agree as follows:

1. (a) For so long as any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies, only during the Build Out Phase, and only to the extent not in conflict with or breach or violation of applicable Law (including fiduciary duties), Cohen shall provide Walmart with a written notice (the “Notice”) (with a copy provided concurrently to Symbotic) in the event (i) Cohen or any member of the Cohen Group or (ii) to the actual knowledge of Cohen, any other current or future owner of Interests (a) determines to explore strategic alternatives that would reasonably be expected by Cohen to result in a Substantial Sale of Interests by the Cohen Group or a Change of Control or IPO of Symbotic or a SPAC Transaction; or (b) receives a bona fide written offer or proposal from a Third Party, which written offer or proposal is for a Substantial Sale of Interests or a Change of Control of Symbotic.

(b) During the Build Out Phase and prior to an IPO or a SPAC Transaction, Cohen shall not, and shall cause each member of the Cohen Group not to, (x) enter into a definitive agreement that would reasonably be expected by Cohen to result in a Substantial Sale of Interests by Cohen or any member of the Cohen Group or a Change of Control of Symbotic, (y) take any action reasonably expected by Cohen to result in the filing of a preliminary prospectus with respect to an IPO of Symbotic, without having provided at least [***] prior Notice or (z) otherwise limit his or their ability (including through imposition of a break-up fee) to pursue a Substantial Sale of Interests by Cohen or any member of the Cohen Group to Walmart or a Change of Control of Symbotic with Walmart during such [***] period.

(c) During the Build Out Phase and following an IPO or a SPAC Transaction, to the extent not in conflict with or breach or violation of applicable Law (including fiduciary duties) Cohen shall not, and shall cause each member of the Cohen Group not to, (x) enter into a definitive agreement that would reasonably be expected by Cohen to result in a Substantial Sale of Interests by Cohen or any member of the Cohen Group or a Change of Control of Symbotic or (y) otherwise limit his or their ability (including through imposition of a break-up fee) to pursue a Substantial Sale of Interests by Cohen or any member of the Cohen Group to Walmart or a Change of Control of Symbotic with Walmart during such [***] period.

(d) Without limiting or negating the Notice provisions set forth in the aforementioned provisions herein, for so long as any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies and only during the Build Out Phase, if Cohen or any other member of the Cohen Group, or to the actual knowledge of Cohen, any other current or future owner of Interests, begins a process to explore strategic alternatives that would reasonably be expected by Cohen to result in a Substantial Sale of Interests by Cohen or any member of the Cohen Group or a Change of Control of Symbotic, then Cohen will, in good faith and to the extent not in conflict with or breach or violation of applicable Law (including fiduciary duties), allow Walmart to participate therein on substantially similar terms and conditions applicable to all other Third Party participants in such process, including with respect to the application of the criteria of inclusion or exclusion in such process; provided, that, for the avoidance of doubt, Walmart shall not have a right to subscribe to shares in the event of, or otherwise participate in, a proposed IPO.

(e) For so long as (x) any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies and (y) only during the Build Out Phase, Cohen shall provide Walmart written notice of the consummation of a Change of Control of Symbotic or any Substantial Sale of Interest by Cohen or any member of the Cohen Group within four (4) Business Days thereof, which notice shall include the identity of the counterparty to such transaction and the number and percentage of Interests acquired in such transaction (it being understood that public disclosure of such consummation, including through issuance of a press release or filing of a Form 8-K or Schedule 13D, shall satisfy such obligation of Cohen). Cohen will not, however, be required to identify any parties or potential parties to or any of the terms or conditions of the Substantial Sale of Interests in advance of the consummation thereof; provided, that, for so long as (x) any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies and (y) only during the Build Out Phase, Cohen shall promptly notify Walmart if any Restricted Entity, and the identity of such Restricted Entity, is participating in any such process, or otherwise, during the Build Out Phase submits a bona fide written offer or proposal that would reasonably be expected by Cohen to result in a Substantial Sale of Interests by Cohen or any member of the Cohen Group or a Change of Control of Symbotic that is a result in a Substantial Sale of Interests by Cohen or any member of the Cohen Group. The provisions of this Paragraph 1 shall survive any Substantial Sale of Interests by Cohen or any member of the Cohen Group and, for so long as Cohen or any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies but only during the Build Out Phase, be applicable to Cohen and any member of the Cohen Group. Cohen shall have no other duty or obligation to Walmart, and Walmart has no other right, duty or obligation in connection with a Change of Control or IPO or SPAC Transaction of Symbotic or a Substantial Sale of Interests by Cohen or a process related to any of the foregoing other than as specifically set forth in this Paragraph 1.

2. Notwithstanding anything to the contrary in this Letter Agreement or the MAA, for so long as any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies, Cohen shall not, and shall cause each member of the Cohen Group not to, (i) Transfer (A) any Interests (other than in a public market transaction on a national securities exchange following an IPO of Warehouse Technologies or its applicable direct or indirect subsidiary, provided, that, to the actual knowledge of Cohen, such public market transaction is not a block-sale arranged or executed by a registered broker-dealer that would reasonably be expected by Cohen to result in Interests being Transferred to [***]) to [***] during the Exclusivity Period or (B) the ownership of any material Symbotic Intellectual Property used in or required for the Symbotic System to [***] during the Exclusivity Period; or (ii) consent to or otherwise approve of the appointment to Warehouse Technologies’ or any of its direct or indirect subsidiaries’ board of managers or other governing body any employee, officer or director of [***] during the Exclusivity Period. Cohen agrees that for so long as (x) any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies but (y) only during the Exclusivity Period, neither Cohen nor any member of the Cohen Group shall Transfer any Interests (other than in a public market transaction on a national securities exchange following an IPO of Warehouse Technologies or its applicable direct or indirect subsidiary, provided, that, to the actual knowledge of Cohen, such public market transaction is not a block-sale arranged or executed by a registered broker-dealer that would reasonably be expected by Cohen to result in Interests being Transferred to [***]) unless the transferee of such Interests agrees in writing to be bound by this Paragraph 2 and that each and any subsequent transferee (other than in a public market transaction on a national securities exchange following an IPO of Warehouse Technologies or its applicable direct or indirect subsidiary, provided, that, to the actual knowledge of the Person Transferring any Interests in any such public market transaction, such public market transaction is not a block-sale arranged or executed by a registered broker-dealer that would reasonably be expected by such Person to result in Interests being Transferred to [***]) shall be required to be likewise bound, and that any such Transfer in violation of such agreement shall be null and void.

3. Redemption Restrictions. After the date of this Letter Agreement and until the earlier of (a) the SPAC Closing or the consummation of any other SPAC Transaction or Public Offering (each as defined in the Investment Agreement) or (b) two years after the date of this Letter Agreement, Cohen shall not, and shall cause each member of the Cohen Group not to, without the prior written consent of Walmart, redeem the Class B Preferred Unit or the Class B-1 Preferred Unit of Warehouse Technologies or cause Warehouse Technologies to repurchase any Interests in Warehouse Technologies held by Cohen or any members of the Cohen Group, in each case, except to the extent such redemption or repurchase is paid through the proceeds of a debt or equity offering by Warehouse Technologies consummated with a Third Party after the date of this Letter Agreement, and even in such event only if after effecting such redemptions or repurchases Warehouse Technologies’ consolidated cash and cash equivalents shall be (i) until the first anniversary of the date of this Letter Agreement, at least $277,000,000 and (ii) until the second anniversary of the date of this Letter Agreement, at least $138,500,000, and (iii) notwithstanding clauses (i) or (ii) of this proviso, at all relevant times, together with Warehouse Technologies’

other consolidated cash and cash equivalents, sufficient for Warehouse Technologies and Symbotic to satisfy its obligations to Walmart pursuant to the MAA. Notwithstanding the foregoing, this Section 3 shall not restrict any redemption or repurchase of Interests in Warehouse Technologies (x) in connection with, and as contemplated by, the Contemplated Transaction (as defined in the Investment Agreement), including that certain Unit Purchase Agreement to be entered into in connection with the Contemplated Transaction, or (y) the exercise of any put/call or other repurchase agreements in effect as of the date of this Letter Agreement between Warehouse Technologies and holders of Class C Units of Warehouse Technologies (other than Cohen, Perry Cohen or any members of the Cohen Group), to the extent such repurchases are pursuant to binding obligations of Warehouse Technologies in effect on the date hereof to so repurchase; provided, however, that Warehouse Technologies shall be permitted to exercise call rights pursuant to binding obligations of Warehouse Technologies in effect as of the date of this Letter Agreement between Warehouse Technologies and holders of Class C Units of Warehouse Technologies if and to the extent such exercise occurs in connection with a termination of employment.

4. Tag-Along Right.

(a) Subject to Paragraph 4(d), during the period after the date of this Letter Agreement and until the SPAC Closing (as defined in the Investment Agreement) or the consummation of any other SPAC Transaction or Public Offering, in the event Cohen (together with any member of the Cohen Group) proposes to Transfer a number of Interests reasonably expected by Cohen to represent at least ten percent (10%) of the Interests, but less than a Substantial Sale of Interests, to a third-party purchaser (the “Tag-Along Offeror”) in a transaction or series of related transactions (a “Tag-Along Transaction”), then, at least 10 Business Days prior to the closing of such proposed Transfer, Cohen shall deliver a written notice to Walmart (the “Tag-Along Notice”). Such Tag-Along Notice shall set forth (1) the total number of Interests proposed to be Transferred by Cohen or members of the Cohen Group (the “Tag-Along Interests”), (2) the total number of Interests beneficially owned at such time by Cohen and each member of the Cohen Group proposing to Transfer Interests in such Tag-Along Transaction, (3) the proposed amount and type of consideration and other material terms and conditions of the Tag-Along Transaction, and (4) the proposed date and time of the closing of the Tag-Along Transaction.

(b) Walmart shall have the right (the “Tag-Along Right”), exercisable by delivering a written notice (the “Tag-Along Acceptance Notice”) to Cohen within five Business Days after delivery of the Tag-Along Notice, that it intends Transfer to the Tag-Along Offeror and substitute for Tag-Along Interests held by Cohen and members of the Cohen Group, a number of Interests as specified in the Tag-Along Acceptance Notice (the “Walmart Tag Interests”), which number shall not exceed (A) the number of Interests held by Walmart at such time, multiplied by (B) a percentage equal to (x) the number of Tag-Along Interests, divided by (y) the aggregate number of outstanding Interests beneficially owned by the Cohen and the Cohen Group. For example, if Cohen and the Cohen Group own 100 Class A Units in Warehouse Technologies and intended to Transfer 15 Class A Units as Tag-Along Interests, then Walmart shall be entitled to Transfer up to 15% of the Interests it holds at such time to the Tag-Along Offeror in such Tag-Along Transaction, in substitution for the Transfer of such number of Interests by Cohen and the Cohen Group.

(c) If Walmart timely delivers a Tag-Along Acceptance Notice, then Cohen and the members of the Cohen Group shall, and shall cause Warehouse Technologies to, use their reasonable best efforts to ensure that Walmart is permitted to Transfer the Walmart Tag Interests simultaneously with the Transfer of Interests from Cohen and members of the Cohen Group, at a price per share equal to the same price per Interest proposed to be paid to Cohen and members of the Cohen Group and otherwise on the same terms and conditions set forth in the Tag-Along Notice. Walmart shall make or provide the same representations, warranties, covenants, indemnities and agreements as Cohen or members of the Cohen Group make or provide in connection with the Tag-Along Transaction; provided that Walmart shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Interests, authorization, execution and delivery of relevant documents, enforceability of such documents against Walmart, and other matters relating to Walmart, but not with respect to any of the foregoing with respect to Cohen, any member of the Cohen Group or any other holders of Interests or their Interests; provided, further, that all representations, warranties, covenants and indemnities shall be made by Cohen and members of the Cohen Group, on the one hand, and Walmart, on the other, severally and not jointly, and any indemnification obligation shall be pro rata based on the consideration received by Cohen and members of the Cohen Group, on the one hand, and Walmart, on the other, in each case in an amount not to exceed the aggregate proceeds received by Cohen and members of the Cohen Group and Walmart in connection with the Tag-Along Transaction (other than any indemnity with respect to any such party’s individual representations or warranties (such as title to their Interests held), which indemnities shall be the sole liability and obligation of such party, and not pro rata). Each of Walmart and Cohen shall be responsible for its own costs and expenses in connection with the Tag-Along Transaction.

(d) Notwithstanding anything to the contrary in this Letter Agreement, this Paragraph 4 shall not apply to (i) Transfers of Interests made in an IPO or other Public Offering (as defined in the Investment Agreement) or (ii) Transfers by Cohen or any members of the Cohen Group to: (A) any successor by death, or (B) any Affiliate of Cohen or any members of the Cohen Group.

5. Cohen, represents and warrants to Walmart that:

(a) As of the date hereof, Cohen has all necessary authority as a natural person to enter into this Letter Agreement and throughout the Build Out Phase to perform its obligations hereunder, including the ability (through voting control, contractual rights or otherwise) to cause the other Persons within the Cohen Group to perform as provided herein;

(b) Cohen’s execution of this Letter Agreement and, throughout the Build Out Phase, the performance of each of its obligations hereunder will not conflict or interfere with any Third Party agreements to which Cohen or any of the Cohen Group is bound in a manner that will impact Walmart;

(c) Cohen will perform its obligations under this Letter Agreement in accordance with Laws to the extent applicable to the performance of its obligations hereunder; and

(d) [Reserved]; and

(e) Other than the discussions related to the negotiation, execution and delivery of this Letter Agreement and MAA and the Proposed SPAC Transaction, Cohen is not currently, and has not, in the six-month period immediately preceding the date of this Letter Agreement, (and no other Person acting on his behalf or, to the actual knowledge of Cohen, no other Person is or has during such six-month period) (i) engaged in an exploration of strategic alternatives that could reasonably be expected by such Person to result in a Substantial Sale of Interests, or a Change of Control or IPO of any of Symbotic or Warehouse Technologies; or (ii) has actual knowledge of a bona fide written offer or proposal from a Third Party, which written offer or proposal is for a Substantial Sale or a Change of Control of Symbotic or Warehouse Technologies.

6. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing (which shall include email) and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested) or by e-mail; (c) on the date sent by email; provided, however, that email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof or receipt is otherwise clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after email by dispatch pursuant to one of the methods described in this Paragraph 6; or (d) on the third day after the date mailed, by certified or registered mail (in each case, return receipt requested, postage pre-paid). Notices must be sent to the respective parties hereto at the following addresses (or at such other address for a party hereto as shall be specified in a notice given in accordance with this Paragraph 6):

If to Walmart:

SVP, Innovation and Automation

601 N. Walton Blvd.

Bentonville, AR 72716

Email: David.Guggina@walmart.com (or the email of the then-current SVP, Innovation and Automation)

With a copy to:

VP, Chief Counsel Supply Chain

601 N. Walton Blvd.

Bentonville, AR 72716-0710

Email: William.Silcott@walmartlegal.com (or the email of the then-current Chief Counsel, Supply Chain)

If to Cohen:

Richard B. Cohen

C/O C&S Wholesale Grocers

7 Corporate Drive

Keene, NH 03431

With a copy to:

General Counsel

C&S Wholesale Grocers

7 Corporate Drive

Keene, NH 03431

With an additional copy to:

General Counsel

Symbotic USA

200 Research Drive

Wilmington, MA 01887

Email: legal@symbotic.com

7. This Letter Agreement is for the sole benefit of the parties hereto and their respective permitted successors and assignees.

8. The provisions of Article XIX (Miscellaneous) (other than Section 19.1 (Integrated Agreement), Section 19.7 (Late Payments), Section 19.13 (Notices), Section 19.19 (No Third Party Beneficiaries) and Section 19.20 (Audit Rights)) of the MAA are incorporated herein and shall apply to this Letter Agreement, mutatis mutandis.

9. Walmart hereby agrees that any incorporation by reference to any terms of the MAA including under Paragraph 8 above, is done for convenience only. In no event shall any incorporation by reference of any terms of the MAA (or any other event or circumstance) be construed as if Cohen is a party to the MAA for any purpose, or that Cohen is guaranteeing, backstopping or otherwise liable or responsible in any way for any act, omission, performance of lack thereof of any Party to the MAA.

10. For the avoidance of doubt, this Letter Agreement amends and supersedes the RBC Side Letter, but does not amend, modify terminate or supersede any other agreement or side letter between or involving one or more of Cohen, any member of the Cohen Group, Walmart, Warehouse Technologies or Symbotic, and, without limiting the foregoing, that certain Letter Agreement, dated April 30, 2021, by and between Warehouse Technologies and Walmart shall remain in full force and effect in accordance with its terms.

[SIGNATURES ON FOLLOWING PAGES]

If the foregoing accurately reflects our understanding, please confirm your agreement by signing a copy of this Letter Agreement in the space provided below and returning the copy to the undersigned.

WALMART INC.

By:	/s/ Michael Guptan

Name:	Michael Guptan

Title:	SVP, Corporate Development

Date:	December 12, 2021

[Signature Page to Side Letter]

Accepted and agreed effective as of the date first written above:

By:	/s/ Richard B. Cohen
Richard B. Cohen

[Signature Page to Cohen Side Letter]